Exhibit 99.3

 NON-CONVERTIBLE DEBENTURE SUBCRIPTION AGREEMENT BETWEEN BENNETT COLEMAN AND COMPANY LIMITED AND YATRA ONLINE PRIVATE LIMITED AND YATRA ONLINE, INC.

सत्यमेव जयते

INDIA NON JUDICIAL

Government of National Capital Territory of Delhi

e-Stamp

Certificate No.	:	IN-DL27198081036327R
Certificate Issued Date	:	09-Jan-2019 02:56 PM
Account Reference	:	IMPACC (IV)/ dl721003/ DELHI/ DL-DLH
Unique Doc. Reference	:	SUBIN-DLDL72100359268915065322R
Purchased by	:	BCCL
Description of Document	:	Article 5 General Agreement
Property Description	:	Not Applicable
Consideration Price (Rs.)	:	0 (Zero)
First Party	:	BCCL
Second Party	:	Not Applicable
Stamp Duty Paid By	:	BCCL
Stamp Duty Amount(Rs.)	:	100 (One Hundred only)

..................Please write or type below this line..................

This non-convertible debenture subscription agreement is executed in New Delhi on this 11 day of JANUARY, 2019 ("**Execution Date**"), by and between:

Bennett, Coleman & Co. Ltd. New Delhi (2) ______ (3) Yatra Online, Inc. Yatra Online Private Limited 1

सत्यमेव जयते

INDIA NON JUDICIAL

Government of National Capital Territory of Delhi

e-Stamp

Certificate No.	:	**IN-DL27196811840832R**
Certificate Issued Date	:	09-Jan-2019 02:55 PM
Account Reference	:	IMPACC (IV)/ dl721003/ DELHI/ DL-DLH
Unique Doc. Reference	:	SUBIN-DLDL72100359268569883052R
Purchased by	:	BCCL
Description of Document	:	Article 5 General Agreement
Property Description	:	Not Applicable
Consideration Price (Rs.)	:	0 (Zero)
First Party	:	BCCL
Second Party	:	Not Applicable
Stamp Duty Paid By	:	BCCL
Stamp Duty Amount(Rs.)	:	100 (One Hundred only)

Please write or type below this line

BENNETT, COLEMAN AND COMPANY LIMITED, a company under the Companies Act, 2013, with its registered office at The Times of India Building, Dr. D.N. Road, Mumbai 400 001 and having its corporate office at Times House, 7, Bahadur Shah Zafar Marg, New Delhi, 110103, Corporate Identity Number U22120MH1913PLC000391, Permanent Account Number

(1) ______ (2) ______ (3) ______

Bennett, Coleman & Co. Ltd. Bahadur Shah Zafar Marg, New Delhi

Yatra Online, Inc.

2

YATRA ONLINE PRIVATE LIMITED

INDIA NON JUDICIAL

Government of National Capital Territory of Delhi

e-Stamp

सत्यमेव जयते

Certificate No.	:	IN-DL27198861575931R
Certificate Issued Date	:	09-Jan-2019 02:57 PM
Account Reference	:	IMPACC (IV)/ dl721003/ DELHI/ DL-DLH
Unique Doc. Reference	:	SUBIN-DLDL72100359286307627099R
Purchased by	:	BCCL
Description of Document	:	Article 5 General Agreement
Property Description	:	Not Applicable
Consideration Price (Rs.)	:	0 (Zero)
First Party	:	BCCL
Second Party	:	Not Applicable
Stamp Duty Paid By	:	BCCL
Stamp Duty Amount(Rs.)	:	500 (Five Hundred only)

Please write or type below this line

AAACB4373Q (hereinafter referred to as **"BCCL"**, which expression shall, unless it be repugnant to the context or meaning thereof, be deemed to mean and include its successors and permitted assigns) of the **FIRST PART;**

AND

Bennett, Coleman & Co. Ltd. New Delhi

(1) ______ (2) ______ (3) ______

Yatra Online, Inc.

YATRA ONLINE PRIVATE LIMITED

3

... Stamp Certificate should be verified at "www.shcilestamp.com". Any discrepancy in the details on this Certificate and as ... renders it invalid.
... legitimacy is on the users of the certificate.
... please inform the Competent Authority.

INDIA NON JUDICIAL

Government of National Capital Territory of Delhi

e-Stamp

सत्यमेव जयते

Certificate No.	:	IN-DL27198615205142R
Certificate Issued Date	:	09-Jan-2019 02:56 PM
Account Reference	:	IMPACC (IV)/ dl721003/ DELHI/ DL-DLH
Unique Doc. Reference	:	SUBIN-DLDL72100359286677191811R
Purchased by	:	BCCL
Description of Document	:	Article 5 General Agreement
Property Description	:	Not Applicable
Consideration Price (Rs.)	:	0 (Zero)
First Party	:	BCCL
Second Party	:	Not Applicable
Stamp Duty Paid By	:	BCCL
Stamp Duty Amount(Rs.)	:	500 (Five Hundred only)

Please write or type below this line

YATRA ONLINE PRIVATE LIMITED, a company under the Companies Act, 2013, with its registered office at B2, 202, 2nd Floor, Marathon Innova, Marathon Nextgen Complex, off Gapatrao Kadam Marg, Lower Parel (West), Mumbai 400013 and corporate office at Unit No. 1101-03, Tower-B, 11th Floor, Unitech Cyber Park, Sector 39, Gurgaon 122002, Corporate

(1) ______ (2) ______ (3) ______

Bennett, Coleman & Co. Ltd. * New Delhi *

Yatra Online, Inc.

YATRA ONLINE PRIVATE LIMITED

4

... e-Stamp Certificate should be verified at 'www.shcilestamp.com'. Any discrepancy in the details on this Certificate and as ... renders it invalid.
... the legitimacy is on the users of the certificate.
... please inform the Competent Authority.

Identity Number U63040MH2005PTC158404, Permanent Account Number AAACY2602D (hereinafter referred to as "the Company", which expression shall, unless it be repugnant to the context or meaning thereof, be deemed to mean and include its successors and permitted assigns) ofthe SECOND PART; AND YATRA ONLINE, INC., a·company established under the laws of Cayman Islands and having its registered office at Maples Corporate Services Limited, PO Box-309, Ugland House, Grand Cayman, KYI-1104 Cayman Island (hereinafter referred to as the "Ultimate Parent", which expression shall, unless it be repugnant to the context or meaning thereof, be deemed to mean and include its successors and permitted assigns) ofthe THIRD PART. (BCCL, the Company and the Ultimate Parent are hereinafter referred to as such, or individually as "Party" and collectively as "Parties".) WHEREAS: A. The Company is engaged in the business of providing online travel services in India. The Company enables consumers to book air tickets, hotel rooms, holiday packages both for domestic as well as international destinations. B. As of the Execution Date, the authorized capital of the Company is Rs. 15,00,00,000/ (Rupees Fifteen Crore only) divided into 1,50,00,000 (One Crore Fifty Lakh) equity shares of Rs. 10/-(Rupees Ten only) each. As of the Execution Date, the total issued and paid-up capital of the Company is Rs. 9,57,68)50/-(Rupees Nine Crore Fifty Seven Lakh Sixty Eight Thousand Three Hundred and Fifty only) divided into 95,76,835 (Ninety Five Lakh Seventy Six Thousand Eight Hundred and Thirty Five) equity shares of Rs. 10/-(Rupees Ten only) each. As ofthe Execution Date, the Ultimate Parent, directly or indirectly, holds 98.41% of the issued and outstanding equity share capital of the Company in the manner indicated in Exhibit 1 hereto. C. Based on and relying upon the representations, warranties and covenants of the Company and the Ultimate Parent and the business plans of the Company as provided by the Company and the Ultimate Parent, BCCL is desirous of subscribing to, and the Company is desirous of issuing NCDs (as defined hereinafter) BCCL. NOW, THEREFORE, the Company, the Ultimate Parent and BCCL, in consideration of the mutual representations, warranties and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby confirmed, and subject to the terms and conditions set forth in this Agreement, and intending to be legally bound, hereby agree as follows: ARTICLE! DEFINITIONS AND INTERPRETATION 1.1 Definitions 5

Unless the context otherwise requires or unless otherwise defined or provided for herein, the capitalised terms used in this Agreement shall have the following meani.ngs: (a) "Act" shall mean the Companies Act, 1956 (to the extent it is in force), and Companies Act, 2013 (to the extent notified), and includes any other statutory amendment, from time to time, and any other statutory enactment thereof; (b) "Agreement" shall mean this non-convertible debenture subscription agreement and shall include any Exhibits, which may be annexed to this Agreement and any amendments or modifications, made to this Agreement by the Parties in writing; (c) "Business" shall mean the business of the Company as stated in recital A above; (d) "Business Day" shall mean a day on which scheduled commercial banks are open and working in their regular course of business in New Delhi, India; (e) "Closing" shall mean the subscription by BCCL and issuance and allotment of the NCDs to BCCL in terms of Article 2.1 below read with Article 4; (f) "Closing Date" shall mean the date of allotment of the NCDs to BCCL in terms of Article 2.1 read with Article 4; (g) "Conditions Precedent" shall have the meaning as set out in Article 3.I; (h) "Defaulting Party" shall have the meaning as set out in Article 8.2; (i) "Disclosure Schedule" shall mean the identified list of disclosures by the Company and the Ultimate Parent against the representations and warranties in Article 5, as set out in Exhibit 4 of this Agreement; (j) "Fair Market Value" shall mean the average of the closing price quoted on a recognised stock exchange during the 3 (Three) months preceding the Ultimate Parent Payment Date (as defined below); (k) "Fully Diluted Basis" shall mean calculation of number of existing issued and subscribed equity shares including (i) such number of equity shares that are to be issued assuming that all outstanding securities/rights/options, entitling the holder to equity shares (whether or not by their terms then currently convertible, exercisable or exchangeable), have been converted, exercised or exchanged as per the terms of the issue; (ii) all further issue of equity shares that are proposed to be issued in respect of merger, reorganisation, restructuring, that are approved by the Board of the Company; (iii) all further issue of equity shares that are proposed to be issued in respect of any bonus issue, rights issue, split, consolidation that are approved by the Board of the Company; and (iv) equity shares that are proposed to be issued in respect of an ESOP scheme; (I) "Governmental Agency" shall mean the Government oflndia or any State of the Union of India or any department thereof, any semi-governmental or judicial or quasi judicial Person in India or any Person (whether autonomous or not) who is charged with the administration of an Indian Laws; (3 6

(m) "Indian GAAP" shall mean generally accepted accounting principles in the Republic of India consistently applied; "Intellectual Property" shall include (a) copyrights and all renewals thereof; (b) trademarks, trade names, service marks, service names, logos and corporate names, both primary and secondary, together with all goodwill associated therewith and including, without limitation, all translations, adaptations, combinations and derivations of each of the foregoing, (c) trade secrets and other confidential information (including proposals, financial and accounting data, business and marketing plans, customer and supplier lists and related information); (d) all other intellectual property, including but not limited to design rights, trade names, information technology, inventions, patents, domain names; and (e) all registrations and applications for registration, extension or renewal filed anywhere in the world for each of the foregoing; (n) (o) "Laws" shall mean and include all applicable statutes, enactments, acts of legislature or parliament, laws, ordinances, rules, bye-laws, regulations, notifications, guidelines, policies, directions, directives and orders of any government, statutory authority, tribunal, board, court or recognized stock exchange of India or overseas; "Lien" shall mean any mortgage, pledge, security interest, charge, lien, option, pre emptive right, adverse claim, title retention agreement or other encumbrance of any kind, or a contract to give or refrain from giving any of the foregoing, including any restriction imposed under applicable Laws or contract on the transferability of the Shares or other securities; (p) (q) "NCD" shall mean unsecured, redeemable, non-convertible debenture of the Company having face value ofRs. 19,50,00,000/-(Rupees Nineteen Crore Fifty Lakh only) each; "NCD Interest" shall mean a simple interest of 10% (Ten percent) on the NCD . Subscription Amount (as defined below) payable by the Company on the Maturity Date (as defined below); (r) "Non-Defaulting Party" shall have the meaning as set out in Article 8.2; (s) "Person'' shall mean and include an individual, an association, a company, a partnership firm, a joint venture, a trust, an unincorporated organisation, a joint stock company or other entity or organisation, including a government or political subdivision, or an agency or instrumentality thereof and/or any other legal entity; (t) "Shares" shall mean equity shares having a par value of Rs. 10/-(Rupees Ten only) per equity share, with one vote per equity share, of the Company; (u) "Transfer" shall mean to transfer, sell, assign, pledge, hypothecate, create a security interest in or lien on, place in trust (voting or otherwise), transfer by operation of law or in any other way subject to any encumbrance or dispose of, whether or not voluntarily; and (v) "Yatra Group Companies" shall mean all the holding, subsidiary, associate and joint venture entities of the Company. (w) Interpretation 1.2 7

1.2.1 Any reference in this Agreement to any statute or statutory provision shall be construed as including a reference to that statute or statutory provision as from time to time amended, modified, extended or re-enacted from the date hereof and to delegated legislation made under the provision from time to time. 1.2.2 The meanings set forth for defined terms in this Article and all pronouns shall be equally applicable to both the singular and plural, masculine, feminine or neuter forms as the context may require. 1.2.3 All references to accounts and financial statements, whether audited or provisional, are to consolidated accounts and financial statements arrived at in accordance with Accounting Standards 21, 23 and 27, as mandated by the Institute of Chartered Accountants of India. 1.2.4 All references to Articles are to articles of this Agreement. 1.2.5 All references in this Agreement to Exhibits are to exhibits in or to this Agreement unless otherwise specified therein. The Exhibits are an integral part of this Agreement. The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to the entire Agreement or specified Articles of this Agreement, as the case may be. The words "include", "including" and "among other things" shall be deemed to be followed by "without limitation" or "but not limited to" whether or not they are followed by such phrases or words of like import. 1.2.6 All references in this Agreement to any document or agreement shall be deemed to include references to such document or agreement as amended, varied, restated, supplemented or replaced from time to time in accordance with the terms thereof and to include any side letters executed in connection therewith, except as otherwise provided in this Agreement. 1.2.7 The headings/captions of the several Articles and clauses of this Agreement are intended for convenience only and shall not in any way affect the meaning or construction of any provision therein. 1.2.8 Time is of the essence in the performance of the Parties' respective obligations. Any time period specified herein may be extended only if confirmed in writing by the Parties, and such extended time shall also be of the essence. ARTICLE2 SUBSCRIPTION TO NON-CONVERTffiLE DEBENTURES 2.1 Subject to the fulfilment of the Conditions Precedent, BCCL hereby agrees to subscribe to and the Company agrees to issue and allot to BCCL, on a private placement basis, 1 NCD for an aggregate consideration ofRs. 19,50,00,000/-(Rupees Nineteen Crore Fifty Lakh only) ("NCD Subscription Amount").

drawn on a recognised bank in favour of BCCL for an amount equivalent to the Redemption Amount. Upon such full and final payment of the Redemption Amount to BCCL, the NCDs shall be surrendered by BCCL to the Company. 2.3 In the event the Company fails to redeem the NCDs in terms of Article 2.2 above within a period of 30 (Thirty) days from the Maturity Date, then the Ultimate Parent shall be liable to make payment of the Redemption Amount to BCCL within a period of 60 days from the Maturity Date ("Ultimate Parent Payment Date"). Provided that in the event the Ultimate Parent fails to make the payment to BCCL in terms of this Article 2.3, then subject to the applicable Laws, the Ultimate Parent shall issue, for an amount equivalent to the Redemption Amount, to BCCL and BCCL shall subscribe to such number of equity shares of the Ultimate Parent at price per share equal to the Fair Market Value. 2.4 If any amount paid to BCCL in respect of the NCDs is held to be void or set aside on the liquidation or winding up of the Company or otherwise, then for the purpose of this Agreement, such amount shall not be considered to have been paid. 2.5 The NCD issued to BCCL under this Agreement shall, among the holders of the NCDs or any other debentures in the Company, rank pari-passu in all respects without any preference or priority whatsoever on account of date of issue or allotment, or otherwise. 2.6 The Company shall be entitled to utilise the aggregate consideration paid by BCCL towards the NCDs for any purpose whatsoever, including for building brands of the Company. ARTICLE3 CONDITIONS PRECEDENT 3.1 The obligation of BCCL to subscribe to and the obligation of the Company to issue and allot the fully paid-up NCDs in terms of Article 2.1 above shall be subject to the satisfaction or waiver by an instrument in writing by BCCL or the Company, as the case may be, of the following conditions ("Conditions Precedent"): 3.1.1 The board of directors of the Company identifying BCCL under Section 42(2) of the Act and approving the allotment ofthe NCDs in terms of Article 2.1 in favour of BCCL in terms of this Agreement; 3.1.2 The board of directors of the Company or a committee thereof approving the execution of this Agreement by the Company; 3.1.3 The board of directors of the Company shall have approved the issuance and allotment of the NCDs in terms of Article 2.1 to BCCL in accordance with the provisions Section 42 and Section 179(3)(c), of the Act, the Companies (Prospectus and Allotment of Securities) Rules, 2014. 3.1.4 BCCL shall have received from the Company certified true copies of the resolutions referred to in Article 3.1.1 to 3.1.3 above; 3.1.5 The board of directors ofBCCL or a committee thereof approving the investment by BCCL in the Company and the Company shall have received a certified true 9 (Sixty)

copy of the approval of the board of directors of BCCL or a committee thereof for the investment in the Company; and 3.1.6 BCCL shall have received a certificate from the company secretary in practice, certifying that the issue of the NCDs is in accordance with the Act, the Companies (Share Capital and Debentures) Rules, 2014 and the Companies (Prospectus and Allotment of Securities) Rules, 2014, including any amendments thereto, a separate bank account as required under Section 42 (6) of the Act has been opened by the Company to receive the NCD Subscription Amount and BCCL shall have received the private placement offer cum application letter in the form prescribed under the Act read with the rules made thereunder, numbered and addressed specifically to BCCL. ARTICLE4 CLOSING 4.1 The Closing shall take place within 7 (seven) Business Days from the date offulfilment of all the Conditions Precedent by each Party and receipt of intimation of the same by the relevant Party from the other Parties, at the registered office of the Company or such other place or within such extended time period as may be agreed between the Parties. 4.2 All transactions contemplated by this Agreement to be consummated at Closing shall be deemed to occur simultaneously and no transaction shall be consummated unless all such transactions are consummated. 4.3 On the Closing Date: 4.3.1 BCCL shall have paid in full the NCD Subscription Amount by way of a pay order or demand drafts or by real time gross settlement (RTGS) or national electronic fund transfer (NEFT) in favour of the Company along with the dully filled-in application form received with the private placement offer letter in terms of the Act read with the rules made thereunder; 4.3.2 The NCD Subscription Amount shall have been received in the separate bank account opened under Section 42 (6) of the Act; 4.3.3 The board of directors of the Company or a committee thereof shall take the necessary corporate action for issuance and allotment of the NCDs to BCCL in terms of Article 2.1 including passing the necessary resolutions and incorporating the necessary entries in its corporate and statutory registers. Upon the completion of these ·steps by the Company, the Company shall credit to BCCL Demat Account the NCDs or hand over to BCCL, or its authorised representative, the debenture certificates (duly stamped and executed) relating to the NCDs, in the name of BCCL, along with a certified copy of the relevant extracts of the register of debenture holds of the Company, evidencing the holding of the NCDs by BCCL in the Company; and 4.3.4 The Company shall file return of allotment for the NCDs and such other forms as required under the Companies (Prospectus and Allotment of Securities) Rules, 2014 with the relevant registrar of companies and provide proof of such filing to BCCL. 10

ARTICLES REPRESENTATIONS AND WARRANTIES 5. The Ultimate Parent's and Company's representations and warranties Except to the extent as disclosed in the Disclosure Schedule, which Disclosure Schedule may be updated by the Company and the Ultimate Parent only upto 3 (Three) days prior to the Closing Date, the Ultimate Parent and the Company hereby, jointly and severally represent and warrant the following to BCCL: 5.1.1 The Company is duly incorporated and validly existing under the Laws of India and has all necessary power, capacity and authority, including but not limited to, all material governmental licenses, consents and approvals necessary to own its assets and properties and o carry on its business as conducted. on the Execution Date; 5.1.2 The execution of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary action on the part of the Company and/or the Ultimate Parent. This Agreement constitutes valid and legally binding obligations of the Company and/or the Ultimate Parent, enforceable in accordance with its terms and the performance hereof does not and shall not contravene, violate or constitute a default·of or require any consent or notice under any provision of any agreement or other instrument to which the Company and/or the Ultimate Parent, be is a party to or by which the Company and/or the Ultimate Parent, is or may be bound; 5.1.3 The NCDs to be issued in accordance with the terms of this Agreement will be available for subscription by BCCL; 5.1.4 As on the Execution Date, the equity share capital ofthe Company on a Fully Diluted Basis is Rs. 9,57,68,350/-(Rupees Nine Crore Fifty Seven Lakh Sixty Eight Thousand Three Hundred and Fifty only) divided into 95,76,835 (Ninety Five Lakh Seventy Six Thousand Eight Hundred and Thirty Five) Shares. Each Share of the Company entitles its holder to exercise one vote at general meetings of the Company and the Company has not issued any Shares with disproportionate or differential voting rights. Till date, no Shares have been issued to any employees under an ESOP of the Company. 5.1.5 The Company has good right, title and interest in and to the assets of the Company (which shall in no way be adversely affected by the transactions contemplated in this Agr ement) and all benefits, advantages, goodwill and other rights attaching and incidental to the assets shall continue to remain with the Company; 5.1.6 The Company has complied-with all material Laws applicable to the Company and to the Business. All documents and returns required to be filed with relevant authorities including regulatory authorities have been duly filed by the Company and there are no proceedings pending which will have an impact on this Agreement; 5.1.7 The Company has been granted, is in possession of and there are now in full force and effect all material approvals, permits, authorisations, consents and licenses necessary. for arrying on the Business. The Company has complied with all conditions attached to the at? erial approvals, permits, authorisations, consents and licenses referred to above and () . \em c,O· (3 there are no investigations, proceedings, enquiries or other similar circumstances which indicate that any such approvals, consents and licenses are likely to be revoked, cancelled, suspended, modified or not received; 5.1.8 Except the necessary corporate actions on the part of the Company, no governmental authorisation, order, ruling or filing is required on the part of the Company, in connection with the execution, delivery and performance of this Agreement; 5.1.9 The Company has filed all tax returns for all taxes required by applicable Laws to have been filed, and all such tax returns are complete and reflect the taxes payable by the Company till the Execution Date. As on July 31, 2018, there is no tax reassessment pending or threatened in writing by the competent tax authorities. For the purposes of this Article 5.1.9, taxes (or tax) shall include without limitation a_ll taxes (including income tax, sales tax, customs duty, excise), levies, fees, stamp duties, statutory pension or other employment benefit plan contributions, withholding obligations and similar charges of any jurisdiction and shall include any interest, fines, and penalties related thereto; 5.1.10 There exists no accumulated funding deficiency with respect to any pension plans or other employee benefit or insurance plans of the Company except gratuity and leave encashment obligations; 5.1.11 The Company maintains insurance with financially sound and reputable insurance companies, in such amounts and against such risks as are usually insured against in the industry on a best practices basis. There are no outstanding unsettled claims for insurance made by the Company; 5.1.12 The Company has no material obligations or liabilities of any nature (whether accrued, absolute, contingent, matured, unmatured or otherwise) other than those incmTed in the ordinary course of business and consistent with past practice and as reflected in the annual report of the Ultimate Parent for the financial year ended 31st March 2018 (the "Annual Report"), a certified true copy of which is attached as Exhibit 2 hereto. The Audited Accounts provide a true and fair view of the financial and contractual position of the Company in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board; 5.1.13 The Company owns and has valid and enforceable rights to use all Intellectual Property necessary for use in connection with the Business including the brands set out in Exhibit 5 below. The trademarks for all brands being used by the Company are registered or applied for registration with the concerned authorities in India, wherein the Company is shown as the owner/applicant of such trademarks. To the best knowledge of the Ultimate Parent and the Company, no Person is infringing any Intellectual Property rights of the Company. To the best knowledge of the Ultimate Parent and the Company, the Company is not infringing · any Intellectual Property rights or violating any rights of any other Person in respect of the use of the Intellectual Property rights of the Company; 5.1.14 The brands referred to in Exhibit 5 are being exclusively used by the Company, for the benefit of the Company, to the exclusion of all third parties in perpetuity on and from the date hereof; 5.1 .15 Each material contract of the Company is in full force and effect and is valid and binding in accordance with its terms, and is consistent with market practice in respect of such 12

5.1.16 There are no legal actions, suits, arbitrations or proceedings, whether civil and/or criminal, pending or threatened in writing against the Company which would have a material adverse effect on the Business or the financial condition of the Company or otherwise affecting the Company's assets either in court or before any Governmental Agency; 5.1.17 Other than as disclosed in the financial statements of the Company, the Company has no outstanding loans or other financial obligations to banks and/or financial institutions; 5.1.18 The Company has not been in default or committed a breach of any loan agreement or other agreement, arrangement, facility, nor has there been an occurrence of any event which would have a material adverse effect on the Business or the financial condition of the Company; 5.1.19 Any and all information, to the best of the knowledge and information of the Company and/or the Ultimate Parent, which may have a material adverse impact, on the Company's financials, if any, has been provided to BCCL in writing. 5.1.20 All agreements and transactions between the Company and related parties have been on an arms-length basis and if otherwise, are to the benefit of the Company; 5.1.21 The name ofthe Ultimate Parent and its shareholding percentage provided at Exhibit 1 hereto are correct and complete in all respects; the names of the shareholders of the Company and their shareholding percentages provided at Exhibit 3 hereto are correct and complete in all respects; 5.1.22 No commission, brokerage, incentive or any payment was paid directly or indirectly to any employees ofBCCL or to any other Person at their request/direction, as inducement for BCCL to enter into this Agreement; 5.1.23 Each of the representations and warranties shall be construed as a separate representation, warranty, covenant or undertaking, as the case may be, and shall not be limited by the terms of any other representation or warranty or by any other tenn of this Agreement; and 5.1.24 That the representations and warranties in this Agreement (considered collectively), and each of the representations and warranties (considered individually) as set forth in Article 5.1 are true and correct in all respects as of the date of this Agreement and shall be deemed to be repeated and stand true and correct as of the Closing Date. 5.2 BCCL's representations and warranties BCCL hereby represents and warrants to the Company and the Ultimate Parent that: 5.2.1 BCCL has full legal right, power and authority to enter into, execute and deliver this Agreement and to perform the obligations, undertakings and transactions set forth herein, and this Agreement has been duly and validly executed and delivered by BCCL and constitutes legal, valid and binding obligations on BCCL, enforceable against BCCL in accordance with its tenns. 5.2.2 The execution, delivery and performance of this Agreement will not conflict with, result · a breach of or default under, or require any consent under, its memorandum or articles ssociation or any of the contracts to which it is a party. " 'C. PRtv. -<!_,>. (3) 0 ..-{ '<'c,; 1 13

5.2.3 The execution, delivery and performance of this Agreement will not violate or contravene any law, statute, rule, regulation, licensing requirement, order, writ, injunction or decree of any court, governmental instrumentality or other regulatory, governmental or public body, agency or authority by which BCCL is bound. 5.2.4 Eacp of the representations and warranties shall be construed as a separate representation, warranty, covenant or undertaking, as the case may be, and shall not be limited by the terms of any other representation or warranty or by any other term of this Agreement; and 5.2.5 That the representations and warranties in this Agreement (considered collectively), and each ofthe representations and warranties (considered individually) as set forth in Article 5.2 are true and correct in all material respects as of the date of this Agreement and shall be deemed to have been repeated and stand true and correct as of the Closing Date. 5.2.6 No commission, brokerage, incentive or any payment was paid directly or indirectly to any employees of the Company or to any other Person at their request/direction, as inducement for Company to enter into this Agreement ARTICLE6 COVENANTS 6.1 The Company shall file and the Ultimate Parent shall cause the Company to make all necessary filings with the appropriate authorities in respect of the issue and allotment of the NCDs. 6.1.1 The Company hereby covenants that the Company shall, out of the profits of the Company available for payment of dividend, create a debenture redemption reserve account for the redemption of the debentures and credit such amounts to such debenture redemption reserve account as is required in accordance with Section 71(4) of the Act and Rule 18 (7) of the Companies (Share Capital and Debenture) Rules, 2014. 6.2 The Company hereby agrees and covenants with BCCL that the Company shall and the Ultimate Parent shall cause the Company to take all necessary steps to ensure that all transactions of the Company with related parties shall take place on arms-length basis. 6.3 The Company hereby agrees and covenants with BCCL that it shall make, and the Ultimate Parent shall cause the Company to make, all necessary endeavours to ensure the growth of the Business. The Ultimate Parent shall not either by themselves, jointly and severally, or together with any other Person, directly or indirectly engage, in any business which competes with the Business. The Company shall ensure that the Ultimate Parent shall not either by themselves, jointly and severally, or together with any other Person, directly or indirectly engage, in any business which competes with the Business. 6.4 The Ultimate Parent shall not Transfer any part of its shareholding in the Company to any third party without providing a prior written intimation to BCCL. 6.5 The Ultimate Parent and the Company agree that the Company shall not be merged with any other company, any division demerged, or in any way restructured, including uction of capital, without obtaining the prior written consent ofBCCL for the scheme erger, demerger or other restructuring, as the case may be. Provided that in the event ;:-ma/J 'if' c Bahat . .ar MO'g ) (3) ---1--f'ts--r-----......... *1'ew oe\ ' * 14

of any such merger, demerger or any restructuring happening within the Yatra Group Companies, the Company shall provide BCCL a prior written intimation for the same. .Provided further that in the event as a result of such merger, demerger or any restructuring, the Company ceases to exist, the successor entity and the promoters of such successor entity shall be liable for the obligations of the Company under this Agreement, including but not limited to the obligations set out under Article 2 above. 6.6 The Ultimate Parent and the Company hereby agree that any Intellectual Property rights developed or acquired in future, through the Company or any of its personnel, in relation to the Business, shall be registered in the name of the Company and shall be to the benefit of the Company, to the exclusion of all others in perpetuity on and from the date hereof. 6.7 The Ultimate Parent and the Company hereby undertake and agree that BCCL and/or any affiliate of BCCL, shall not be represented to any Person or in any disclosure, named or deemed as a 'promoter' in the prospectus or any other documents related to a public offering or otherwise, nor shall any declaration or statement be made in this regard or in respect of making BCCL a "person acting in concert" with the Ultimate Parent, either directly or indirectly, in filings with regulatory or governmental authorities as also stock exchanges, offer documents or otherwise. 6.8 The Company hereby covenants that it shall not sell, license, assign or in manner part with all or a part of its rights to any of the brands currently owned by the Company or acquired by the Company in future without having provided a prior written intimation to BCCL. 6.9 The Company and the Ultimate Parent shall be, jointly and severally, responsible for fulfilment of all obligations under this Agreement. 6.10 The Ultimate Parent and the Company hereby agree and confirm that the Company shall not use any or all of the names, singly or in combination with others, viz. "Times Group", "Bennett, Coleman and Company Limited", "Brand Equity Treaties Ltd.", "Times Private Treaties", "Brand Capital" in any form whatsoever, in their letter-heads, brochures, visiting cards, advertisement material, letters issued for fund-raising I brochures I application forms for any purpose whatsoever, email footers, or any form of communication, whether official or unofficial, without the prior written consent of BCCL. 6.11 The Company and the Ultimate Parent hereby agree and covenant with BCCL that, so long as BCCL holds any securities in the Company, the Company shall not participate directly in any business that in any manner makes use of alcohol, tobacco, silk, leather, animal meat or have adopted animal testing or is associated with gambling. 6.12 The Company and the Ultimate Parent agree and covenant that, during the term of the Agreement, any amendment to the articles of association of the Company which in any manner adversely affects the rights and obligations ofBCCL shall require the affirmative vote of BCCL. ARTICLE? INDEMNITIES . The Company and the Ultimate Parent hereby agree, jointly and severally, to indemnity, v0\em<'117end and hold harmless BCCL and its lawful successors and assigns from and against 0 = f o..T ) (3) ---/--+-l 15 any direct losses, liabilities, claims, damages, costs and expenses, including reasonable legal fees and disbursements in connection therewith (collectively "Claims") incurred by BCCL, which directly arise out of, result from or may be payable by virtue of any breach of any representation, or warranty made by the Ultimate Parent and/or the Company, or any covenants or agreements made or obligations required to be performed by the Ultimate Parent and/or the Company pursuant to this Agreement, provided that any claim for indemnity pursuant to this Article shall be made by BCCL and its lawful successors and assigns by notice in writing to the Company and the Ultimate Parent. It is clarified that the default in the amounts due to be paid by Company under this Agreement would be considered a direct loss to BCCL. 7.2 In the event, BCCL receives any notice or communication from any third party in relation to any Claim, BCCL shall promptly notify the Company and/or the Ultimate Parent of such Claim. BCCL shall not admit compromise or settle the Claim without the prior written consent of the Company/Ultimate Parent. The Company/Ultimate Parent may, if it so desires, by notice to BCCL, decide to defend such Claim on its own. In such circumstances, BCCL shall provide all further information or records at its disposal that may be required by the Company/Ultimate Parent for this purpose. The Company's/Ultimate Parent's obligation to indemnify pursuant to this Article 7 shall arise immediately upon BCCL being required to make any payments or incurring any liability pursuant to a Claim irrespective of any defence or right of appeal available to it. Notwithstanding anything contained in this Article, BCCL shall not be required to make any payments in respect to any Claim and the same shall be borne by the Company and the Ultimate Parent. 7.3 BCCL shall procure that all reasonable steps are taken and all reasonable assistance is given to avoid or mitigate any losses, which in the absence ofmitigation might give rise to a liability in respect of any claim for indemnity under this Article 7. ARTICLES TERMINATION AND CONSEQUENCES OF TERMINATION 8.1 If the Conditions Precedent set forth in Article 3 are not satisfied, or waived (to the extent permissible under applicable Laws), on or before 14 (Fourteen) days from the Execution Date, this Agreement may be terminated, and the transactions contemplated hereby abandoned, by: (a) BCCL, provided that BCCL has not failed to fulfil any Condition Precedent, which BCCL is responsible for; or (b) the Company or the Ultimate Parent, provided that both the Company and the Ultimate Parent has not failed to fulfil any Condition Precedent, which either the Company or the Ultimate Parent is responsible for. The right to terminate as aforesaid shall be without prejudice to all the rights and remedies under applicable Laws available to such Party including but not limited to the right to seek, as an alternative to termination, specific performance of obligations under this Agreement or terminate this Agreement and seek damages from any Party for the breach committed during the period prior to such termination. 8.2 Notwithstanding the provisions of Article 8.1 above, either Party (the "Non-Defaulting Party") may at its option terminate this Agreement at any time in the event of a breach . by the other Party (the "Defaulting Party") of any of its material representations, warranties, covenants or other obligations under this Agreement, which breach or failure, -"-' ..·.f capable of cure or remedy, has not been cured or remedied by the Defaulting Party :.;:--\\!.'WAilRiin 14 (Fourteen) days of the receipt of written notice of such breach or failure from ton-Defaulting Party. The termination by the Non Defaulting Party pursuant to a C? c: c a> Baha/i afar MCJg ¥? (3) C) *" .q_· -+ -7---..;. ew oe\'0'* 16 breach as aforesaid shall be without prejudice to all its rights and remedies under applicable Laws available to the Non Defaulting Party including but not limited to the right to seek damages for the breach from the Defaulting Party. The ability of the Non Defaulting Party to terminate this Agreement pursuant to this Article 8.2 shall not in any way prejudice the ability ofthe Non Defaulting Party to seek specific performance of the obligations under the Agreement by the Defaulting Party. 8.3 The provisions of Articles 2, 7 and 8.3, as well as the miscellaneous provisions of Article 10, shall survive the termination ofthis Agreement. ARTICLE9 MISCELLANEOUS 9. 1 This Agreement shall be specifically enforceable at the instance of any Party. Parties agree that a Non Defaulting Party will suffer immediate, material, immeasurable, continuing and irreparable damage and harm in the event of any material breach of this Agreement and the remedies at law in respect of such breach will be inadequate (each Party hereby waives the claim or defence that an adequate remedy at law is available) and that such Non Defaulting Party shall be entitled to seek specific performance against the Defaulting Party for performance of its obligations under this Agreement in addition to any and all other legal or equitable remedies available to it. 9.2 The Parties agree that each Party shall be entitled to an injunction, restraining order, right for recovery, suit for specific performance or such other equitable relief as a court of competent jurisdiction may deem necessary or appropriate to restrain the other Party from committing any violation or enforce the performance of the covenants, obligations and representations contained in this Agreement. These injunctive remedies are cumulative and are in addition to any other rights and remedies the Parties may have at law or in equity, including without limitation a right for recovery of the amounts due under this Agreement and related costs and a right for damages. 9.3 This Agreement may be executed in 3 (three) or more counterparts, all of which shall constitute one and the same agreement. 9.4 Should any part or provision of this Agreement be held to be invalid or unenforceable by any competent arbitral tribunal, court or Governmental Authority having jurisdiction, the other provisions of this Agreement shall nonetheless remain valid. In this case, the Parties shall endeavour to negotiate a substitute provision that best reflects the economic intentions of the Parties without being unenforceable, and shall execute all agreements and documents required in this connection. 9.5 Notices, demands or other communication required or permitted to be given or made under this Agreement shall be in writing and delivered personally or sent by prepaid post with recorded delivery, or by legible telefax addressed to the intended recipient at its address set forth below and email, or to such other address or telefax number as either Party may from time to time duly notify to the others: Bennett, Coleman and Company Limited, Times House, 7, Bahadurshah Zafar Marg, New Delhi 110103 If to BCCL: Address: 17

Attention: Email: Director-Corporate Legal corporatelegalnotices@timesgroup.com If to the Company: Address: Yatra Online Private Limited Unit No. 1101-03, Tower-B, 11th Floor Unitech Cyber Park, Sector 39 Gurgaon - 122002 Mr. Alok Vaish - CFO alok.vaish@yatra.com Attention: Email: If to the Ultimate Parent: Yatra Online, Inc. Address: Unit No. 1101-03, Tower-B, 11th Floor Unitech Cyber Park, Sector 39 Gurgaon - 122002 Mr. Alok Vaish - CFO alok.vaish@yatra.com Attention: Email: Any such notice, demand or communication shall, unless the contrary is proved, be deemed to have been duly served 7 (seven) Business Days after being deposited in the mail with postage pre-paid; if by hand delivery, upon acknowledgement of receipt by an authorised official of the parties; and if by email, on the day on which the email was sent. However, if the email is sent after business hours or is sent on a day other than a business day, the notice shall be deemed to have been duly given on the following business day. 9.6 Each Party shall bear its own legal, accounting, professional and advisory fees, commissions and other costs and expenses incurred by it in connection with this Agreement and the transactions contemplated herein. All costs in relation to the Agreement including stamp duty payable on the Agreement, issue of debenture certificates shall be borne by the Company. 9.7 Other than in case of any assignment to any of its respective group companies, no rights, liabilities or obligations under this Agreement shall be assigned by either Party without the prior written consent of the other Party. Any Person to whom rights under this Agreement are assigned shall execute a deed of adherence agreeing to be bound by the terms and conditions of this Agreement, other than in case of assignment by BCCL to any of its group companies or by the Company or the Ultimate Parent within the Yatra Group Companies. 9.8 This Agreement supersedes all prior discussions and agreements (whether oral or written, including all coiTespondence) if any, between the Parties with respect to the subject matter of this Agreement, and this Agreement (together with any amendments or modifications thereof) contain the sole and entire agreement between the Parties hereto with respect to the subject matter hereof. 9.9 . If the perfmmance by either Party to this Agreement or of any obligation hereunder is prevented or restricted or interfered with by reason of force majeure such as: (i) war, terrorist attacks, revolution, strike, civil commotion, acts of public enemies, blockade or embargo; or

(iii) any other acts whatsoever beyond the reasonable control of the Party affected; then the Party so affected shall upon giving prior written notice to the other be excused from such performance to the extent that such cause prevents, restricts or interferes with it provided that it shall use its best efforts to avoid or remove such cause of non performance and shall continue performance hereunder with the utmost despatch whenever such causes are removed. Upon such prevention, restriction or interference as aforesaid arising, the Parties shall meet forthwith to discuss what modifications (if any) may be required to the terms of this Agreement in order to arrive at an equitable solution. This Agreement shall be governed and interpreted by, and construed in accordance with the substantive Laws ofindia. 9.I0 9.11 None of the provisions of this Agreement shall be deemed to constitute a partnership between the Parties hereto and neither Party shall have any authority to bind or shall be deemed to be the agent of the other in any way except as set out herein. 9.12 Any and all disputes or differences between the Parties arising out of or in connection with this Agreement or its performance shall, so far as it is possible, be settled by negotiations between the Parties amicably through consultation between a representative jointly on behalf of the Ultimate Parent and the Company and a representative on behalf ofBCCL. 9.13 Any dispute or difference arising out of or in connection with this Agreement, which cannot be amicably settled within 30 (thirty) days, shall be referred at the request in writing of the Party to binding arbitration by 1 (one) arbitrator to be appointed by mutual agreement between the Company and BCCL. If the Company and BCCL cannot mutually agree upon the same, then the dispute shall be decided by arbitration by a panel of3 (three) arbitrators, one arbitrator beingjointly appointed by the Ultimate Parent and the Company and BCCL appointing one arbitrator and the third arbitrator being appointed in accordance with the Arbitration and Conciliation Act, 1996 or any amendment thereof. The language of arbitration shall be English and the venue of arbitration shall be New Delhi and the award shall be given at New Delhi. 9.14 Subject to the provisions of this Article 9 and for such matters which the Court may have jurisdiction under and in respect of any arbitration proceedings, and subject further to applicable Laws in this regard, this Agreement shall be subject to the exclusive jurisdiction of the Courts in New Delhi. 9.15 Other than any disclosure of this Agreement or the terms thereof, made in an offer document required to be filed under the applicable Laws or in any other filings required with the appropriate regulatory or other authorities pursuant to any statutory or regulatory requirements under the applicable Laws or to any Govemmental Agency, no announcements or other disclosures concerning this Agreement shall be made by any of the Parties hereto save in the form agreed in writing amongst the Parties. This Article shall not apply to any disclosures made by BCCL in the ordinary course of its publication business. 9.16 This Agreement may be amended only by the mutual consent of the Parties by an ·nstrument in writing. I] 19

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IN WITNESS WHEREOF, the Parties have entered into this Agreement the day and year first above written. BENNETT, COLEMAN AND COMPANY LIMITED Authorised Signatory Name: fiJtlliiJ rSu,I Designation: D 1ecto( In presence of: nI Name & Address: J!..A'' lr }l. 01( 11 f ,8']..fit , ft L/+-N IV ,..,., p 11-H I YATRA ONLINE PRIVATE LIMITED Authorised Signatory Name: Alok Vaish Designation: CFO In the presence of Name & Address: Name: Alok Vaish Designation: CFO In presence of: Name & Address: ) P/t-#11 /loJ-f>3... /ot.VC-Ib , ()-t.P u..L'4/rlN . - /l."J..Of))... ., 21